UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 4, 2012 entitled “Arcos Dorados Reports First Quarter 2012 Financial Results”
2.	Consolidated Financial Statements for the three-month period ended on March 31, 2012 and 2011 (unaudited) with the respective notes.

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2012
FINANCIAL RESULTS

Strong comparable sales growth and execution in dynamic environment

Buenos Aires, Argentina, May 4, 2012 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•
Revenues increased by 11.5% year-over-year, or by 16.6% on a constant currency basis, to US$ 921.6 million, with continued strong contribution from Company-operated and franchised locations across the region

•	Systemwide comparable sales increased by 11.6% year-over-year
•	86 net additions of restaurants during the last 12 months, with an accelerated year-over-year pace in openings
•	Adjusted EBITDA1 increased by 8.0% year-over-year, or by 12.2% on a constant currency basis, to US$ 78.1 million
•	Net income amounted to US$ 25.4 million, a 28.4% decrease compared to one year ago

“Arcos Dorados’ first quarter performance was in line with our expectations and is emblematic of our ability to consistently grow sales and produce solid operating profits,” said Woods Staton, Chairman and CEO of Arcos Dorados. “Our unique positioning as one of the world’s most dominant brands in relatively underserved markets provides us with significant growth opportunities, as well as important resilience to country-specific fluctuations in consumption.”

“We continue to strategically build out our regional footprint in order to take full advantage of rapid population growth and an emerging middle class in our targeted markets, while working to increase profitability through additional operating efficiencies. As a result, we are confident in our ability to continue to grow our business and expect second half 2012 performance to outpace that of the first.”

First Quarter of 2012 Results

Arcos Dorados’ first quarter revenues increased by 11.5% to US$ 921.6 million.  On a constant currency basis, revenue growth was 16.6%. The increase was driven by systemwide comparable sales growth of 11.6% and the net addition of 86 restaurants during the last 12-month period.

Systemwide comparable sales growth of 11.6% was primarily a reflection of average check growth when compared to one year ago.

Brazil revenue growth of 4.6% was in line with the Company’s expectations and reflected slower overall consumption levels across the country in the early part of the year, with systemwide comparable sales growth of 5.5% in the quarter. NOLAD’s (Mexico, Panama and Costa Rica) revenues gained by 8.8% year-over-year, with a systemwide comparable sales increase of 6.8%, due primarily to increased traffic. SLAD’s (Argentina, Venezuela, Colombia, Chile, Perú, Ecuador, and Uruguay) revenues grew by 26.4% compared to the first quarter of 2011, mainly driven by a 27.9% increase in systemwide comparable sales. This increase in comparable sales reflected strong average ticket and guest count growth in most countries in the division. The Caribbean division (Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, French Guiana, Trinidad & Tobago, US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 3.2% compared to the first quarter of 2011. This included a strong contribution from the newly added territory of Trinidad & Tobago, combined with an increase in systemwide comparable sales of 2.3%, despite weak economic growth in this region.

Adjusted EBITDA1 for the first quarter of 2012 was US$ 78.1 million, an 8.0% increase over the same period of 2011 (or 12.2% on a constant currency basis).  The increase in Adjusted EBITDA1 was mainly driven by revenue growth and reductions in Food & Paper costs as a percentage of sales.  These improvements were partially offset by (i) higher payroll expenses mainly related to the mandatory yearly increase in minimum wages in Brazil, which exceeded increases in average check over the same period; (ii) higher royalty expenses in Brazil related to the recognition of tax on royalty payments (CIDE), as explained in last quarter’s release, which was not recorded in first quarter 2011, and which was partially offset by lower royalty fees in the SLAD division due to temporary royalty relief agreed with McDonald’s Corporation for Venezuela; and (iii) higher G&A expenses, including increased payroll resulting mainly from the impact of inflation significantly above currency devaluation in Argentina (where the majority of corporate headcount is located) as well as headcount increases consistent with regional growth opportunities; and (iv) increased professional services related primarily to information system upgrades, reflecting the expanded regional needs and intended to strengthen the systems for expansion. Additionally, share-based compensation related to ongoing CAD and EIP grant, which is included within G&A expenses, amounted to a benefit of US$ 1.3 million in 2012 compared to a charge of US$ 3.3 million in 2011. The benefit recognized in 2012 includes the effect of remeasuring the liability of the CAD program as a result of the decrease in the quoted market price of the Company´s shares, generating a gain in 1Q12 of US$6.0 million.

The Adjusted EBITDA1 margin as a percentage of total revenues was 8.5% for the quarter, down less than 30 basis points from the first quarter of 2011. The result demonstrates the Company’s profitability in spite of modest economic expansion in the Caribbean and a delayed pick-up in overall consumption in Brazil

Despite the increase in Adjusted EBITDA1, operating income decreased mainly due to higher depreciation expense, as the Company has increased its capital expenditures, and lower gains from the sale of property and equipment.

During the quarter, the Company strengthened its brand position in all markets by providing attractive menu offerings that include core McDonald’s products, as well as customized options that reflect local tastes and customer needs.  The Company also maintained the highest customer service levels in the worldwide McDonald’s system and is executing its ambitious restaurant opening and reimaging program to take advantage of favorable demographic trends.

Net income attributable to the Company was US$ 25.4 million in the first quarter of 2012, in comparison to US$ 35.5 million in the same period of 2011, and this decrease is mainly explained by lower operating results, higher foreign exchange losses, along with higher tax charges, which were partly offset by lower cost of funding.

Non-operating results deteriorated mainly as a result of a net charge of US$ 3.9 million in the first quarter of 2012 from a loss in foreign currency exchange results, mainly relating to cash remittances from the Venezuela operation at a weighted average exchange rate above the official exchange rate resulting in a charge of US$ 6.6 million, which was partly offset by the positive impact of currency movements on intercompany loans.

Non-operating charges were partially offset by lower overall financing costs (including derivatives) mainly due to a “debt restructuring” in July, 2011. This restructuring included the settlement of the majority of the Company’s derivative instruments and the issuance of a BRL bond, resulting in an increase in interest expenses that was more than offset by reduction in losses from derivative instruments in the quarter.

Income tax expense for the period totaled US$ 12.1 million, resulting in an effective tax rate of 32.3% for the quarter.

The Company reported basic earnings per share (EPS) of US$ 0.12 in the first quarter of 2012, compared to US$ 0.15 in the previous corresponding period. The variation was a result of lower net income partly offset by a lower weighted-average number of outstanding shares (please refer to Axis Split-off and IPO explanations in previous releases for more detail).

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were US$ 144.3 million at March 31, 2012. The Company’s total financial debt (including derivative instruments) was US$ 540.1 million, which included US$ 306.6 million corresponding to the accounting balance of the 2019 USD Notes and R$ 400 million (equivalent to US$ 219.6 million) related to the BRL 2016 Notes issued in July, 2011. Net debt (total financial debt less cash and cash equivalents) was US$ 395.9 million and the Net Debt/Adjusted EBITDA1 ratio was 1.1 at March 31, 2012. Cash generated from operating activities was US$ 7.5 million in the first quarter of 2012. During the quarter, capital expenditures amounted to US$ 40.6 million.

******************

Quarter Highlights & Recent Developments

Annual General Shareholders’ Meeting
On April 9, 2012, the Company held its Annual Shareholders’ Meeting, where all matters were approved.

Dividend
On April 20, 2012, the Company’s Board determined a cash payment of US$ 50.0 million for 2012, through four equal installments. The first of which amounts to a cash dividend of US$ 12.5 million or US$ 0.0597 per share on outstanding Class A and Class B shares to be paid on May 4, 2012, to shareholders of record at May 2, 2012. Subsequent payment dates are to be determined by the Board of Directors.

Debt Restructuring
On April 19, 2012, the Company re-opened its existing 10.25% Brazilian-real denominated notes issue due 2016 for a notional amount of R$275 million (equivalent to approximately US$ 146 million). The notes sold in the offering were issued at a price to the public of 102.529% plus accrued interest for the period from and including January 13, 2012 up to but excluding April 24, 2012. The notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A. (For additional information please refer to related 6k filing).

On April 24, 2012, the Company settled the coupon-only cross-currency interest rate swap agreements (bond swaps) before its maturity paying $3.0 million. On the same date, the Company entered into a reverse cross-currency swap for R$ 70 million agreement to hedge the cash flows of a portion of the 2016 notes issued. With this, the Company has significantly reduced the impact of Real currency volatility over its capital structure (including intercompany loans) in the income statement.

Investor Relations Contact
Sofia Chellew
Arcos Dorados - Director, Investor Relations
sofia.chellew@ar.mcd.com
(+5411) 4711-2515
www.arcosdorados.com

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,840 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2011.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2012. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures(1)

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our chief executive officer, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

First Quarter 2012 Consolidated Results (Unaudited)
(In thousands of U.S. dollars, except per share data)
	For Three Months ended
	March 31,
	2012	2011
REVENUES
Sales by Company-operated restaurants	882,839	791,352
Revenues from franchised restaurants	38,759	35,305
Total Revenues	921,598	826,657

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(304,660)	(277,834)
Payroll and employee benefits	(187,303)	(159,915)
Occupancy and other operating expenses	(236,999)	(211,352)
Royalty fees	(43,993)	(38,471)
Franchised restaurants - occupancy expenses	(14,104)	(12,420)
General and administrative expenses	(77,629)	(68,747)
Other operating (expenses) income, net	(1,694)	2,663
Total operating costs and expenses	(866,382)	(766,076)
Operating income	55,216	60,581
Net interest expense	(11,979)	(9,784)
Loss from derivative instruments	(1,163)	(4,327)
Foreign currency exchange results	(3,887)	(241)
Other non-operating expenses, net	(553)	(438)
Income before income taxes	37,634	45,791
Income tax expense	(12,146)	(10,192)
Net income	25,488	35,599
Less: Net income attributable to non-controlling interests	(93)	(109)
Net income attributable to Arcos Dorados Holdings Inc.	25,395	35,490

Earnings per share information ($ per share):
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.12	$0.15
Weighted-average number of common shares outstanding-Basic	209,529,412	234,902,472

Adjusted EBITDA Reconciliation
Operating income	55,216	60,581
Depreciation and amortization	20,129	15,125
Other operating items excluded from EBITDA computation	2,735	(3,381)
Adjusted EBITDA	78,080	72,325
Adjusted EBITDA Margin as % of total revenues	8.5%	8.7%

First Quarter 2012 Results by Division (Unaudited)
(In thousands of U.S. dollars)
	Three Months ended		% Incr.	Constant
	March 31,		/	Curr.
	2012	2011	(Decr.)	Incr/(Decr) %
Revenues
Brazil	449,969	430,127	5%	11%
Caribbean	66,625	64,573	3%	5%
NOLAD	89,443	82,233	9%	14%
SLAD	315,561	249,724	26%	30%
TOTAL	921,598	826,657	11%	17%

Operating Income
Brazil	50,496	59,795	-16%	-10%
Caribbean	(3,125)	354	-983%	-971%
NOLAD	(3,560)	(3,774)	6%	-6%
SLAD	26,131	16,327	60%	66%
Corporate and Other	(14,726)	(12,121)	-21%	-37%
TOTAL	55,216	60,581	-9%	-6%

Adjusted EBITDA1
Brazil	62,310	66,492	-6%	-1%
Caribbean	1,079	3,208	-66%	-64%
NOLAD	3,069	2,985	3%	1%
SLAD	32,372	19,365	67%	73%
Corporate and Other	(20,750)	(19,725)	-5%	-14%
TOTAL	78,080	72,325	8%	12%

Total Restaurants (eop) & Systemwide Comparable Sales Growth

	Total Restaurants *	Comp. Sales 1Q12 vs. 1Q11 (%)
Brazil	666	5.5%
Caribbean	139	2.3%
NOLAD	490	6.8%
SLAD	548	27.9%
TOTAL	1,843	11.6%

*Considers company-operated and franchised restaurants at period-end

Foreign Exchange rate (eop)	Brazil	Mexico	Argentina
Local $ per 1 US$
1Q12	R$1.82	$12.9	A$4.38
1Q11	R$1.63	$12.0	A$4.1

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)

	As of,	As of,
	March 31, 2012 (Unaudited)	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	144,252	176,301
Accounts and notes receivable, net	83,665	93,862
Other current assets (1)	321,178	318,451
Total current assets	549,095	588,614

Non-current assets
Property and equipment, net	1,069,903	1,023,180
Net intangible assets and goodwill	58,733	58,419
Deferred income taxes	146,232	142,848
Other non-current assets (2)	66,261	62,345
Total non-current assets	1,341,129	1,286,792
Total assets	1,890,224	1,875,406

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	147,712	184,113
Taxes payable (3)	137,009	138,989
Accrued payroll and other liabilities	191,747	183,549
Other current liabilities (4)	32,178	35,030
Provision for contingencies	43,011	41,959
Financial debt (5)	6,713	5,652
Total current liabilities	558,370	589,292

Non-current liabilities
Accrued payroll and other liabilities	44,846	52,065
Provision for contingencies	18,100	23,077
Financial debt (5)	533,403	526,693
Deferred income taxes	5,611	4,650
Total non-current liabilities	601,960	606,485
Total liabilities	1,160,330	1,195,777
Equity
Class A shares of common stock	351,654	351,654
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,594	5,734
Retained earnings	362,102	336,707
Accumulated other comprehensive loss	(126,520)	(148,389)
Total Arcos Dorados Holdings Inc shareholders’ equity	728,745	678,621

Non-controlling interest in subsidiaries	1,149	1,008
Total Equity	729,894	679,629

Total liabilities and Equity	1,890,224	1,875,406

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Deferred income taxes" and "McDonald’s Corporation’s indemnification for contingencies"
(2) Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies"
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)
	As of	As of
	March 31, 2012	December 31,
	(Unaudited)	2011
Cash & cash equivalents	144,252	176,301
Total Financial Debt (i)	540,116	532,345
Net Financial Debt (ii)	395,864	356,044
Total Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.6
Net Financial Debt / LTM Adjusted EBITDA ratio	1.1	1.0

(i) Total financial debt includes short-term debt, long-term debt and derivative instruments
(ii) Total financial debt less cash and cash equivalents

Item 2

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of and for the three-month periods ended
March 31, 2012 and 2011 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2012	2011
REVENUES
Sales by Company-operated restaurants	$882,839	$791,352
Revenues from franchised restaurants	38,759	35,305
Total revenues	921,598	826,657

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(304,660)	(277,834)
Payroll and employee benefits	(187,303)	(159,915)
Occupancy and other operating expenses	(236,999)	(211,352)
Royalty fees	(43,993)	(38,471)
Franchised restaurants – occupancy expenses	(14,104)	(12,420)
General and administrative expenses	(77,629)	(68,747)
Other operating (expenses) income, net	(1,694)	2,663
Total operating costs and expenses	(866,382)	(766,076)
Operating income	55,216	60,581
Net interest expense	(11,979)	(9,784)
Loss from derivative instruments	(1,163)	(4,327)
Foreign currency exchange results	(3,887)	(241)
Other non-operating expenses, net	(553)	(438)
Income before income taxes	37,634	45,791
Income tax expense	(12,146)	(10,192)
Net income	25,488	35,599
Less: Net income attributable to non-controlling interests	(93)	(109)
Net income attributable to Arcos Dorados Holdings Inc.	$25,395	$35,490

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.12	$0.15
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.12	$0.15

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars

	2012	2011

Net income	$25,488	$35,599

Other comprehensive income, net of tax:
Foreign currency translation (net of $nil of income taxes)	22,291	11,382
Unrealized results on cash flow hedges:
Unrealized net (losses) gains on cash flow hedges (net of $nil of income taxes)	(622)	202
Plus: reclassification adjustment for net losses included in net income (net of $nil of income taxes)	248	164
Unrealized results on cash flow hedges	(374)	366
Total other comprehensive income	21,917	11,748
Comprehensive income	47,405	47,347
Less: Comprehensive income attributable to non-controlling interests	(141)	(83)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$47,264	$47,264

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of March 31, 2012 and December 31, 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of March 31, 2012 (Unaudited)	As of December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$144,252	$176,301
Accounts and notes receivable, net	83,665	93,862
Other receivables	78,933	66,605
Inventories	57,735	50,729
Prepaid expenses and other current assets	148,173	140,654
Deferred income taxes	36,337	36,713
McDonald’s Corporation’s indemnification for contingencies	-	23,750
Total current assets	549,095	588,614

Non-current assets
Miscellaneous	48,490	44,879
Collateral deposits	5,325	5,325
Property and equipment, net	1,069,903	1,023,180
Net intangible assets and goodwill	58,733	58,419
Deferred income taxes	146,232	142,848
McDonald’s Corporation’s indemnification for contingencies	12,446	12,141
Total non-current assets	1,341,129	1,286,792
Total assets	$1,890,224	$1,875,406
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$147,712	$184,113
Royalties payable to McDonald’s Corporation	15,735	19,002
Income taxes payable	57,308	50,379
Other taxes payable	79,701	88,610
Accrued payroll and other liabilities	191,747	183,549
Provision for contingencies	43,011	41,959
Interest payable	16,443	16,028
Short-term debt	1,744	840
Current portion of long-term debt	2,533	2,971
Derivative instruments	2,436	1,841
Total current liabilities	558,370	589,292

Non-current liabilities
Accrued payroll and other liabilities	44,846	52,065
Provision for contingencies	18,100	23,077
Long-term debt, excluding current portion	531,505	525,951
Derivative instruments	1,898	742
Deferred income taxes	5,611	4,650
Total non-current liabilities	601,960	606,485
Total liabilities	1,160,330	1,195,777
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 129,529,412 shares issued and outstanding at March 31, 2012 and December 31, 2011	351,654	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at March 31, 2012 and December 31, 2011	132,915	132,915
Additional paid-in capital	8,594	5,734
Retained earnings	362,102	336,707
Accumulated other comprehensive loss	(126,520)	(148,389)
Total Arcos Dorados Holdings Inc. shareholders’ equity	728,745	678,621
Non-controlling interests in subsidiaries	1,149	1,008
Total equity	729,894	679,629
Total liabilities and equity	$1,890,224	$1,875,406

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2012	2011
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$25,395	$35,490
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash (used in) provided by operations:
Non-cash charges and credits:
Depreciation and amortization	20,129	15,125
Others, net	5,311	10,653
Changes in assets and liabilities	(43,301)	(50,514)
Net cash provided by operating activities	7,534	10,754

Investing activities
Property and equipment expenditures	(40,553)	(32,857)
Purchases of restaurant businesses	-	(1,988)
Proceeds from sale of property and equipment	1,308	5,374
Other investment activities	(1,176)	(838)
Net cash used in investing activities	(40,421)	(30,309)

Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	-	(6,600)
Cash and cash equivalents of split-off Axis Business	-	(35,425)
Net payments of derivative instruments	-	(6,506)
Net short-term borrowings	910	2,407
Other financing activities	(1,622)	(2,613)
Net cash used in financing activities	(712)	(48,737)
Effect of exchange rate changes on cash and cash equivalents	1,550	1,421
Decrease in cash and cash equivalents	(32,049)	(66,871)
Cash and cash equivalents at the beginning of the year	176,301	208,099
Cash and cash equivalents at the end of the period	$144,252	$141,228

Supplemental cash flow information:
Non-cash transactions:
Split-off Axis Business – non-cash portion	-	9,833
Dividend declared pending of payment	-	12,500

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the three-month period ended March 31, 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total

Balances at beginning of fiscal year	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629
Net income for the period (unaudited)	-	-	-	-	-	25,395	-	25,395	93	25,488
Other comprehensive income (unaudited)	-	-	-	-	-	-	21,869	21,869	48	21,917
Stock-based compensation related to the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	2,860	-	-	2,860	-	2,860

Balances at end of period (unaudited)	129,529,412	351,654	80,000,000	132,915	8,594	362,102	(126,520)	728,745	1,149	729,894

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the three-month period ended March 31, 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total

Balances at beginning of fiscal year	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195

Net income for the period (unaudited)	-	-	-	-	-	35,490	-	35,490	109	35,599
Other comprehensive income (unaudited)	-	-	-	-	-	-	11,774	11,774	(26)	11,748
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(12,500)	-	(12,500)	-	(12,500)
Split-off of Axis Business (unaudited)	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)

Balances at end of period (unaudited)	120,000,000	199,373	80,000,000	132,915	(2,468)	294,377	(86,890)	537,307	1,477	538,784

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company was incorporated on December 9, 2010 in connection with the reorganization made for purposes of the offering and listing of the Company’s shares on the New York Stock Exchange. The reorganization involved the creation of Arcos Dorados Holdings Inc. as a wholly-owned subsidiary of Arcos Dorados Limited and a subsequent downstream merger, being Arcos Dorados Holdings Inc. the surviving entity. Following the merger, Arcos Dorados Holdings Inc. replaced Arcos Dorados Limited in the corporate structure. The reorganization was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since it was incorporated in July 2006. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2011.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements. Operating results for the three-month period ended March 31, 2012 are not necessarily indicative of results that may be expected for any future periods.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.            Summary of significant accounting policies (continued)

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations as from January 1, 2010, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into U.S. dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity. See Note 15 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 9 for details.

4.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31, 2012 (Unaudited)	As of December 31, 2011

Prepaid expenses and taxes	$136,697	$129,554
Promotion items	11,476	11,100
	$148,173	$140,654

5.	Short-term debt

Short-term debt consists of the following:
	As of March 31, 2012 (Unaudited)	As of December 31, 2011

Bank overdrafts	$1,656	$751
Short-term loans	88	89
	$1,744	$840

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
5.	Short-term debt (continued)

Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

6.            Long-term debt

Long-term debt consists of the following:
	As of March 31, 2012 (Unaudited)	As of December 31, 2011

2019 Notes	$306,598	$306,532
2016 Notes	219,623	214,248
Other long-term borrowings	2,318	2,971
Capital lease obligations	5,499	5,171
Total	534,038	528,922
Current portion of long-term debt	2,533	2,971
Long-term debt, excluding current portion	$531,505	$525,951

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes mature on October 1, 2019 and bear interest of 7.5% per year. Periodic payments of principal are not required under the 2019 Notes. Interest is paid semiannually. The gross proceeds from this issuance totaling $446,112 were partially used to repay the Credit Agreement and certain of the Company’s short-term debt. The Company incurred $8,928 of financing costs related to this issuance, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

Interest expense related to the 2019 Notes during the three-month periods ended March 31, 2012 and 2011 amounted to $5,786 and $8,438, respectively. Amortization of deferred financing costs related to the 2019 Notes amounted to $153 and $221 for the three-month periods ended March 31, 2012 and 2011, respectively. Accretion of the original discount related to the 2019 Notes totaled $66 and $97 for the three-month periods ended March 31, 2012 and 2011, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.            Long-term debt (continued)

2019 Notes (continued)

The 2019 Notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the 2019 Notes. The 2019 Notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The 2019 Notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2019 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: incur additional indebtedness, pay dividends or redeem, repurchase or retire the Company’s capital stock, make investments, create liens, create limitations on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer property to the Company, engage in transactions with affiliates, sell assets including the capital stock of the subsidiaries, and consolidate merge or transfer assets.

The 2019 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2016 Notes

On July 13, 2011 the Company issued R$ 400 million of Brazilian-real notes due 2016 in a private placement (the “Brazilian notes” or “2016 Notes”). The Brazilian notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The Brazilian notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The proceeds from the offering were used by the Company to satisfy its capital expenditure program, including opening and reimaging restaurants, and for general corporate purposes. The Company incurred $2,683 of financing costs related to this issuance, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the Brazilian notes amounted to $5,801 during the three-month period ended March 31, 2012. Amortization of deferred financing costs related to the Brazilian notes amounted to $134 during the three-month period ended March 31, 2012. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

Other long-term borrowings

Other long-term borrowings primarily include seller financings related to the purchase of restaurants in Mexico and non-controlling interests in Argentina totaling $1,344 at March 31, 2012 ($1,923 at December 31, 2011). Seller financings are payable in quarterly equal-installments maturing in April and July 2012, and accrue interest at an annual weighted-average interest rate of 6.4%.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.            Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps and mirror swaps

At December 31, 2010 the Company had certain derivative instruments outstanding pursuant to which the Company converted a portion of its long-term debt ($180 million) to Brazilian reais-denominated debt (R$419.6 million), paying net interests at a weighted-average interest rate of 10.13% over the notional amount in Brazilian reais. These derivative instruments did not qualify for hedge accounting under ASC Topic 815. Therefore, these derivative instruments were carried at fair market value in the consolidated balance sheets with changes reported in earnings.

On July 19, 2011 and July 20, 2011, the Company settled these derivative instruments before their maturity. During the three-month period ended March 31, 2011, the Company made net payments to the counterparties totaling $6,506, in connection with these agreements. During the three-month period ended March 31, 2011, the Company recorded net losses for $1,853, within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Forward contracts

At December 31, 2010 the Company had forward contracts outstanding to buy a total amount of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. The Company entered into these derivatives as a result of the amortization of 10% of the notional amounts of the cross-currency interest rate swaps in order to maintain a notional amount of $200 million hedged all times.

These swap agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. During the three-month period ended March 31, 2011, the Company recognized a loss of $848 in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in U.S. Dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per U.S. dollar). These agreements mature on October 1, 2014 without exchange of principal.

These swap agreements do not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements are carried at fair market value in the consolidated balance sheets with changes reported in earnings. At March 31, 2012, the fair market values of the swap agreements outstanding totaled $4,334 payable ($2,583 payable at December 31, 2011). During the three-month periods ended March 31, 2012 and 2011, the Company recognized a net loss of $1,751 and $1,626, respectively, in connection with these agreements that are included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

See Note 16 for details of payments made in April 2012, including the settlement of these derivatives before their maturity.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.            Derivative instruments (continued)

Derivatives designated as hedging instruments

Forward contracts

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company purchased a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, the Company will purchase a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per U.S. dollar.

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company will purchase a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per U.S. dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per U.S. dollar, respectively.

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedge over 90% of the purchases in Chile for 2011, 60% of the purchases in Peru for 2012, 49% of the purchases in Colombia for 2012 and 77% of the purchases in Chile for 2012). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity. As of March 31, 2012, the fair market value of the outstanding derivatives represented a $422 net payable ($48 at December 31, 2011). The Company made net payments totaling $248 and $164 as a result of the net settlements of these derivatives during the three-month periods ended March 31, 2012 and 2011, respectively. In addition, the Company recorded unrealized net losses amounting to $622 and unrealized net gains amounting to $202 within the “Accumulated other comprehensive loss” component of shareholders’ equity during the three-month periods ended March 31, 2012 and 2011, respectively.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of March 31, 2012 and December 31, 2011:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.            Derivative instruments (continued)

Additional disclosures (continued)

	Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	As of March 31, 2012 (Unaudited)	As of December 31, 2011
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	(422)	(48)
		$(422)	$(48)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Bond swaps	Derivative instruments	$(4,334)	$(2,583)
		$(4,334)	$(2,583)
Total derivative instruments		$(4,756)	$(2,631)

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month period ended March 31, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	(622)	248	-
Total	(622)	248	-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative
Bond swaps	(1,751)
Others	588
Total	(1,163)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.            Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month period ended March 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	202	164	-
Total	202	164	-

The gain recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative
Cross-currency interest rate swaps and mirror swaps	(1,853)
Bond swaps	(1,626)
Forwards	(848)
Total	(4,327)

8.            Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination will be automatically settled by the Company. The maximum amount authorized under this plan equaled 4% of the Company’s fair market value.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because the Company’s Board of Directors decided that on a going forward basis the fair value would be based on the market price instead of the formula that had previously been used to value such awards.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at March 31, 2012 and December 31, 2011:
	At March 31, 2012 (unaudited)	At December 31, 2011

Current price (i)	18.09	20.53
Weighted-average base value of outstanding units (ii)	5.79	5.82
Expected volatility (iii)	31.1%	38.0%
Dividend yield	1.3%	1.2%
Risk-free interest rate	0.5%	0.8%
Expected term	last vesting date	last vesting date
(i)	Equal to the quoted market price per share at period-end.
(ii)	As adjusted as a result of the stock split discussed in Note 11.
(iii)	Based on implied volatility of the Company’s class A shares.

The following table provides a summary of the plan at March 31, 2012:
	Vested (i)	Non-vested (ii)	Total

Number of units outstanding (iii)	1,461,302	1,373,687	2,834,989
Weighted-average fair market value per unit	12.10	11.84	11.97
Total fair value of the plan	17,680	16,266	33,946
Weighted-average accumulated percentage of service	100.0	64.58	83.03
Accrued liability	17,680	10,505	28,185
Compensation expense not yet recognized (iv)	-	5,761	5,761
(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2012 and 2015.
(iii)	As adjusted as a result of the stock split discussed in Note 11.
(iv)	Expected to be recognized in a weighted-average period of 2.6 years.

During the three-month period ended March 31, 2012, the Company made payments totaling $1,041 in connection with the exercise of 88,593 units.

Compensation (benefit) expense for the three-month periods ended March 31, 2012 and 2011 amounted to $(4,143) and $3,339, respectively. Compensation (benefit) expense is included within “General and administrative expenses” in the consolidated statement of income. The Company recognized $921, and $(911) of related income tax expense (benefits) during the three-month periods ended March 31, 2012 and 2011, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Share-based compensation (continued)

Award Right granted to the Chief Executive Officer

In addition, during 2008 the Company granted to the Chief Executive Officer an award right pursuant to which he was entitled to receive from the Company a lump sum amount of cash equal to 1% of the fair market value of the Company upon the occurrence of a Liquidity Event (an “Initial Public Offering” or “Change of Control” as defined in the agreement). The award right was subject to a four-year graduated vesting period (25% per year) of continued service as from August 3, 2007.

The Company recognized compensation expense related to this benefit on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability was remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company. The fair value of the Company had been estimated based on a formula determined and approved by the Company’s Board of Directors. Effective December 31, 2010 the Company replaced the formula by the estimated initial public offering price for purposes of measuring the liability award. As a result of the Company’s initial public offering, on April 14, 2011 the Company settled the award in cash for $34,000.

Compensation expense for the three-month period ended March 31, 2011 amounted to $1,487. Compensation expense is included within “Other operating expenses, net” in the consolidated statement of income.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to rewards certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

On April 14, 2011, the Company made the following grants of awards under the 2011 Plan:

- The Company granted to certain of its executive officers and other employees 231,455 restricted share units and 833,388 stock options for 2011. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries.

- The Company granted to certain of its executive officers and other employees 782,137 restricted share units and 1,046,459 stock options as special awards in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date.

For both grants, each stock option represents the right to acquire a Class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share, when vested.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted stock units is based on the quoted market price of the Company’s class A shares at the grant date. The resulting value of stock options and restricted stock units granted during the fiscal year 2011 was $10,435 and $21,488, respectively. The Company recognized stock-based compensation expense in the amount of $2,860 during the three-month period ended March 31, 2012, of which $1,988 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As of March 31, 2012, the remaining unrecognized compensation expense amounted to $20,860, which will be amortized over the remaining requisite service period (weighted-average of 3.4 years). The Company recognized $589 of related income tax benefits during the three-month period ended March 31, 2012.

The following variables and assumptions were used by the Company for purposes of measuring the 2011 granted stock options: market price and exercise price equal to $21.20; expected volatility of 28.6% (based on historical 1-year implied volatility of Latin American comparable companies); dividend yield of 1.13%; risk free interest rate of 3.35%; and an expected term ending on the last vesting date.

9.            Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these Consolidated Financial Statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At March 31, 2012 the Company maintains a provision for contingencies amounting to $69,043 ($71,888 at December 31, 2011), which is disclosed net of judicial deposits amounting to $7,932 ($6,852 at December 31, 2011) that the Company was required to make in connection with the proceedings. As of March 31, 2012, the net amount of $61,111 is disclosed as follows: $43,011 as a current liability and $18,100 as a non-current liability.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.            Commitments and contingencies (continued)

Provision for contingencies (continued)

Breakdown of the provision for contingencies is as follows:

	As of March 31, 2011 (Unaudited)	As of December 31, 2011
Tax contingencies in Brazil (i)	43,306	42,011
Labor contingencies in Brazil (ii)	15,209	19,646
Other	10,528	10,231
Subtotal	69,043	71,888
Judicial deposits	(7,932)	(6,852)
Provision for contingencies	$61,111	$65,036

(i)	Mainly related to VAT special treatment for restaurants in Rio de Janeiro and taxes over the royalty payments.
(ii)	Mainly related to dismissals in the normal course of business.

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. On August 26, 2011, the Company appealed the decision of the Court of First Instance by means of a certiorari to the Court of Appeals. The Company is still in the discovery phase with respect to the evidentiary part of this litigation. If the Company does not prevail on the non-applicability of Law 75 to the franchise agreements, the franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. In October and November of 2010, two bills were introduced in Puerto Rico Legislature that seek to regulate franchise agreements. Among other goals, these bills (like Law 75 in the case of distribution agreements) limit the grounds under which a franchisor may terminate or refuse to renew a franchise agreement. The bills are in the early stages of consideration by the Legislature and no hearings or votes have been scheduled. The Legislature is in the last session to consider this bill which at this time has no hearings or votes scheduled.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.            Commitments and contingencies (continued)

Provision for contingencies (continued)

Regarding contingencies in Brazil, at the end of fiscal year 2010 the Company decided to take advantage of law No. 11941 that amended the federal tax legislation to permit the entering into amnesty plans to settle existing contingencies in installments with benefits derived from the waiver of fines and a portion of accrued interests.  The law also allows the use of tax loss carryforwards to settle the portion of interest not waived. The Company agreed with McDonald’s Corporation to include in the amnesty plan most of the contingencies indemnified by them using tax loss carryforwards to settle the interests and receive a cash payment equal to the principal plus 50% of the interests. At December 31, 2011, the current asset in respect of McDonald’s Corporation’s indemnity represented the amount of cash to be received as a result of the abovementioned agreement.  This amount was collected in January 2012.

At March 31, 2012, the non-current portion of the provision for contingencies includes $12,446 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

10.          Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month periods ended March 31,
	2012 (Unaudited)	2011 (Unaudited)
Revenues:
Brazil	$449,969	$430,127
Caribbean division	66,625	64,573
NOLAD	89,443	82,233
SLAD	315,561	249,724
Total revenues	$921,598	$826,657

Adjusted EBITDA:
Brazil	$62,310	$66,492
Caribbean division	1,079	3,208
NOLAD	3,069	2,985
SLAD	32,372	19,365
Total reportable segments	98,830	92,050
Corporate and others (i)	(20,750)	(19,725)
Total adjusted EBITDA	$78,080	$72,325

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.          Segment and geographic information (continued)

	For the three-month periods ended March 31,
	2012 (Unaudited)	2011 (Unaudited)
Adjusted EBITDA reconciliation:

Total adjusted EBITDA	$78,080	$72,325

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(20,129)	(15,125)
Compensation expense related to the award right granted to our CEO	-	(1,487)
Gains from sale of property and equipment	206	5,186
Write-offs of property and equipment	(953)	(318)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(1,988)	-

Operating income	55,216	60,581

Less:
Net interest expense	(11,979)	(9,784)
Loss from derivative instruments	(1,163)	(4,327)
Foreign currency exchange results	(3,887)	(241)
Other non-operating expenses, net	(553)	(438)
Income tax expense	(12,146)	(10,192)
Net income attributable to non-controlling interests	(93)	(109)
Net income attributable to Arcos Dorados Holdings Inc.	$25,395	$35,490

Depreciation and amortization:
Brazil	$11,284	$9,194
Caribbean division	3,266	2,854
NOLAD	6,625	6,331
SLAD	6,966	5,838
Total reportable segments	28,141	24,217
Corporate and others (i)	1,696	1,813
Purchase price allocation (ii)	(9,708)	(10,905)
Total depreciation and amortization	$20,129	$15,125
Property and equipment expenditures:
Brazil	$20,112	$15,028
Caribbean division	3,515	2,664
NOLAD	4,412	2,039
SLAD	11,948	11,663
Total reportable segments	39,987	31,394
Others	566	1,463
Total property and equipment expenditures	$40,553	$32,857

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.          Segment and geographic information (continued)

	As of
	March 31, 2012 (Unaudited)	December 31, 2011
Total assets:
Brazil	$980,387	$992,832
Caribbean division	255,988	259,633
NOLAD	412,577	381,840
SLAD	542,811	513,909
Total reportable segments	2,191,763	2,148,214
Corporate and others (i)	79,126	98,451
Purchase price allocation (ii)	(380,665)	(371,259)
Total assets	$1,890,224	$1,875,406

(i) Primarily relates to corporate general and administrative expenses and assets as well as the results of the Company’s operating distribution centers until March 16, 2011 (see Note 12 for details of the split-off). Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents and collateral deposits.

(ii) Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,069,903 and $1,023,180 at March 31, 2012 and December 31, 2011, respectively. All of the Company’s long-lived assets are related to foreign operations.

11.          Shareholders’ equity

Authorized capital

At December 31, 2010, the Company was authorized to issue a maximum of 400,000 shares, consisting of 240,000 class A shares and 160,000 class B shares with a par value of $1,000 each.

On February 22, 2011, effective as of March 8, 2011, the Company increased the maximum number of shares it is authorized to issue to an unlimited number of shares of no par value each.

On March 16, 2011, the Company limited the maximum number of shares it is authorized to issue to 500,000,000, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.          Shareholders’ equity (continued)

Issued and outstanding capital

At December 31, 2010, the Company had issued and outstanding 234,000 class A shares and 156,000 class B shares, with a total value $337,546.

On March 14, 2011, the Company’s Board of Directors approved a 620.21-for-1.00 stock split of the outstanding shares in order to reduce the unit price per share and improve its marketability in connection with the initial public offering. As a result of the stock split, the Company distributed 241,492,966 additional shares to its existing shareholders on a pro-rata basis. After the stock split, the issued and outstanding shares increased to 241,882,966, consisting of 145,129,780 class A shares and 96,753,186 class B shares with no par value. Immediately after the stock split and effective as of March 16, 2011, the Company’s Board of Directors approved the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares) in connection with the split-off the Axis business described in Note 12.

On April 14, 2011, the Company went public through an initial public offering of its Class A shares in the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of $17.00 per share. Net proceeds from the offering totaled $152,281.

As a result, at December 31, 2011 and March 31, 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

For both classes of shares, the statements of shareholders’ equity reflect the stock split retrospectively for all periods presented.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due. In addition, the 2019 Notes impose certain restrictions on the distribution of dividends as described in Note 6.

12.          Split-off of Axis Business

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axis Business totaling a net book value of $15,428 and an equity contribution that was made to the Axis holding company amounting to $29,830. This transaction did not have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.          Split-off of Axis Business (continued)

Presented below is supplemental information about the net assets of the Axis Business that were deconsolidated as a result of the split-off:

2011
Cash and cash equivalents	$35,425
Other receivables	33,506
Inventories	27,686
Prepaid expenses and other current assets	3,211
Property and equipment, net	10,190
Deferred income taxes	4,225
Accounts payable	(53,868)
Income taxes payable	(1,181)
Other taxes payable	(2,148)
Accrued payroll and other liabilities	(8,479)
Intercompany payable	(3,309)
Net book value	$45,258

13.          Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted stock units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented after giving retrospective effect to the stock split described in Note 11:

	For the three-month periods ended March 31,
	2012 (Unaudited)	2011 (Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$25,395	$35,490
Weighted-average number of common shares outstanding - Basic	209,529,412	234,902,472
Incremental shares from assumed exercise of stock options (a)	-	-
Incremental shares from vesting of restricted stock units	265,811	-
Weighted-average number of common shares outstanding - Diluted	209,795,223	234,902,472

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.12	$0.15
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.12	$0.15

(a) Options to purchase 1,879,847 shares of common stock at $21.20 per share were outstanding during the three-month period ended March 31, 2012 but were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.          Related party transactions

As discussed in Note 9, as security for the performance of the Company’s obligations under the MFAs, the Company maintains irrevocable standby letters of credit in favor of McDonald’s Corporation in an amount of $80 million, of which one in an amount of $65 million was issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners, which was a shareholder of the Company. The Company believes that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

As discussed in Note 12, effective March 16, 2011, the Company’s Board of Directors approved the split-off of the Axis Business. As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm´s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. At March 31, 2012, no amounts have been borrowed from the Company.

The following table summarizes the outstanding balances with the Axis Business as of March 31, 2012 and December 31, 2011:

	As of
	March 31, 2012 (Unaudited)	December 31, 2011

Inventories	$3,748	$1,436
Prepaid expenses and other current assets	-	7,150
Accounts and notes receivables	3,273	2,497
Other receivables	17,747	5,538
Account payable	9,264	15,311

The following table summarizes the transactions between the Company and the Axis Business for the three-month period ended March 31, 2012:

Period ended March 31, 2012 (Unaudited)

Food and paper (i)	$93,835
Occupancy and other operating expenses	2,538

(i)	Includes $9,156 of logistics service fees and $84,679 of suppliers purchases managed through Axis.

In addition, at March 31, 2012 the Company maintained guarantee deposits for the benefit of certain of Axis´ suppliers in the amount of $17,366 consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers. In the event that Axis does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and the Company will have the right to seek reimbursement from Axis of the amount released. Neither fees nor interest is charged under this agreement with Axis.

As of March 31, 2012 the Company had notes receivable, other receivables, accounts payable and other liabilities with Lacoop, A.C. and Lacoop II, S.C. totaling $5,538, $63, $9 and $405, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2012 and 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.          Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities.

 In June, 2010, the Central Bank introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies can acquire, with certain limits, U.S. dollars at an exchange rate to be established by the Central Bank. Most of the exchanges in SITME have been executed at the exchange rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar.

The Company uses the new regulated rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar to remeasure transactions and balances denominated in local currency.

During the three-month period ended March 31, 2012, the Company performed several transactions in the secondary exchange market of Venezuela pursuant to which it acquired $3,902 at a weighted-average exchange rate of $8.94 Bolivares Fuertes per U.S. dollar. As a result of these transactions, the Company recognized an exchange loss amounting to $6,582.

Revenues, operating income and net income of the Venezuelan operations were $78,688, $9,782 and $7,891, respectively, for the three-month period ended March 31, 2012 and $57,989, $2,761 and $2,781, respectively, for the three-month period ended March 31, 2011.

16.          Subsequent events

On April 1, 2012 the Company paid interest to the counterparties of the coupon-only cross-currency interest rate swap agreements (bond swaps) totaling $1,362. In addition, on April 24, 2012 the Company settled these derivatives before its maturity paying $2,960.

On April 1, 2012 the Company paid interests related to the 2019 Notes amounting to $11,572.

On April 3, 2012 the Company borrowed $10,000 under the revolving credit facility discussed in Note 5. This borrowing was settled on April 26, 2012 with the proceeds of the issuance of the 2016 notes discussed below.

On April 20, 2012, the Company´s Board of Directors approved a total dividend cash payment of $50,036 for 2012 to be paid in four equal installments of $12,509 each. The first cash dividend payment will be paid on May 4, 2012 to shareholders of record at the close of business on May 2, 2012.

On April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 notes. The net proceeds from this issuance will be used to satisfy the Company´s capital expenditure program and for other general corporate purposes.

On April 24, 2012, the Company entered into a cross-currency swap agreement to hedge the cash flows of a portion of the 2016 notes issued. Pursuant to this agreement, the Company will receive interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian Reais and will pay interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  May 4, 2012